UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File No. 001-33580

ASANKO GOLD INC.

(Translation of registrant’s name into English)

Suite 700, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☐

 Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SUBMITTED HEREWITH

Exhibit No.

Document

99.1	Interim consolidated financial statements for the three and nine months ended September 30, 2013 and 2012
99.2	Management’s Discussion & Analysis for the three and nine months ended September 30, 2013 and 2012
99.3	CEO certification of interim filings
99.4`	CFO certification of interim filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

(Registrant)

By /s/ Greg McCunn

Greg McCunn,

Chief Financial Officer

Date     November 7, 2013